# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 07/03/2025
Filed by CIK 0001399887
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JLA Realty Associates, LLC (CIK 0001704898): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 227,400; sole dispositive power 0; shared dispositive power 227,400; aggregate amount beneficially owned 227,400 (9.8% of the class)
- CASPI STEVEN (CIK 0001399887): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 227,400; sole dispositive power 0; shared dispositive power 227,400; aggregate amount beneficially owned 227,400 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D originally filed by the Reporting Persons on July 2, 2025 (the "Schedule 13D"), and relates to the Common Stock of Universal Safety Products, Inc. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and restated as follows:

The aggregate purchase price of the 227,400 Shares beneficially owned by JLA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $583,350, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,312,887 Shares outstanding as of February 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2025.

As of the date hereof, JLA beneficially owned 227,400 Shares by virtue of the termination of the Coordination Agreement (as defined and described in Item 6 below) effective as of August 4, 2025.

Percentage: Approximately 9.8%

As of the date hereof, Mr. Caspi, as the Manager of JLA, may be deemed to beneficially own the 227,400 Shares beneficially owned by JLA.

Percentage: Approximately 9.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

JLA:

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 227,400

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 227,400

Mr. Caspi:

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 227,400

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 227,400
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated as follows:

The transactions in the Shares by each of the Reporting Persons since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

## Signatures
- JLA Realty Associates, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Manager (07/08/2025)
- CASPI STEVEN: /s/ Steven J. Caspi, Steven J. Caspi (07/08/2025)